UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

2-3-1 Daiba, Minato-ku
Tokyo 135-0091, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Changes in Registrant’s Certifying Accountant

Termination of Services of Independent Registered Public Accounting Firm

On December 12, 2022, MEDIROM Healthcare Technologies Inc. (the “Company”) received a letter from Baker Tilly US, LLP (“Baker Tilly”) notifying the Company that Baker Tilly has declined to stand for re-election as the independent registered public accounting firm of the Company, effective immediately. This termination of Baker Tilly’s service was confirmed by the Board of Directors of the Company (the “Board”) on December 12, 2022.

During the two fiscal years ended December 31, 2021 and the subsequent interim period from January 1, 2022 through December 12, 2022, (i) there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between the Company and Baker Tilly on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Baker Tilly, would have caused Baker Tilly to make reference to the subject matter of such disagreement in connection with their report on the Company’s consolidated financial statements for the years ended December 31, 2021 and 2020, and (ii) there were no “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F).

The Company has furnished a copy of the disclosure in this Current Report on Form 6-K (this “Report”) to Baker Tilly, and has requested that Baker Tilly furnish us with a letter addressed to the U.S. Secuirites and Exchange Commission stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of the letter is being furnished as Exhibit 16.1 to this Report.

Appointment of New Independent Registered Public Accounting Firm

On December 15, 2022, TAAD LLP was appointed as the Company’s independent registered public accounting firm upon the recommendation by the Audit Committee of the Board and the approval of the Board, to audit the Company’s consolidated financial statements as of and for the fiscal year ending December 31, 2022.

During the two fiscal years ended December 31, 2021 and the subsequent interim period from January 1, 2022 through December 14, 2022, the Company has not consulted with TAAD LLP on any matters regarding the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on the Company’s financial statements, or any other matter that was the subject of a disagreement (as such term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as such term is used in Item 304(a)(1)(v) of Regulation S-K.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter of Baker Tilly US, LLP, dated December 16, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act or 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

Date: December 16, 2022	By:	/s/ Fumitoshi Fujiwara
	Name:	Fumitoshi Fujiwara
	Title:	Chief Financial Officer